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SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
(Amendment No. 5)

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Cone Mills Corporation
(Name of Registrant as Specified In Its Charter)
Cone Mills Shareholders' Committee
(Name of Person(s) Filing Proxy Statement)

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Cone Mills Shareholders' Committee
701 Xenia Avenue South Suite 130
Golden Valley, MN 55416

Dear Fellow Shareholder:

On behalf of the Cone Mills Shareholders' Committee, I am pleased to enclose our Proxy Statement and GREEN proxy card, which will enable you to elect three new directors at Cone Mills' September 25, 2003 Annual Meeting. You, the owners of Cone Mills, have the opportunity to elect three new directors who will bring new focus on shareholder value and expertise to the Cone Mills' Board. Now is the time for new leadership on the Cone Mills' Board. We urge you to sign, date and return the enclosed GREEN proxy card today.

Our nominees are committed to working to increase shareholder value at Cone Mills. They are distinguished and experienced business professionals, as well as shareholders of Cone Mills. They include a successful Minneapolis businessman who is the largest individual shareholder of Cone Mills, an officer of an investment firm who was hired as a consultant by Cone Mills to develop its successful turnaround plan, and an investment banker with extensive knowledge in high yield corporate debt. All of our nominees have much to offer to the Company in terms of business acumen, experience, and contacts, and we believe they are well equipped for dealing with the important strategic decisions Cone Mills will face over the next several years.

New leadership on the Cone Mills' Board is needed because, in our view, the current Board and management has failed to take decisive action to address the Company's financial needs. In particular, the Company has:

  •
  Failed to sell its under-performing Cone Jacquards and Cone Finishing divisions;

  •
  Failed to implement a recapitalization plan;

  •
  Failed to obtain financing for Parras Cone's expansion; and

  •
  Negotiated onerous and expensive terms for credit accommodations.

Although we have urged Cone Mills to sell its Cone Jacquards and Cone Finishing divisions because of their continuing operating losses and Cone Mills' need for additional capital for the profitable portions of its business, the Company has not retained an investment banking firm to sell these businesses. In fact, our Committee has presented three potential buyers of Cone Jacquards to Cone Mills' management since late 2002 only to have each prospect dismissed with little consideration. It is our belief that the Board's and management's delay in disposing of these under-performing businesses has not only continued to hamper the financial performance of Cone Mills, but has decreased the price that Cone Mills will receive for these businesses.

Cone Mills has also been attempting to recapitalize the Company for over two years, but has failed to complete a recapitalization plan. In fact, Cone Mills' management rejected the shareholders' rights recapitalization plan that our Committee developed with its investment banker and proposed in April of this year, even though we believe our plan was more favorable to Cone Mills' shareholders than the WLR Recovery Fund II, L.P. plan the Company announced in January of this year but subsequently abandoned. Unlike the WLR proposal, under our plan the right to purchase Cone Mills' stock at $1.00 per share would have been fully transferable so that shareholders not wishing to participate could have sold their rights to others who wished to participate. We believe our plan would have given shareholders an alternative to either exercising or losing their purchase rights and would have avoided costly dilution that may have resulted from the standby purchase in the WLR plan. Management of Cone Mills, however, showed no interest in accepting our proposed plan, despite the Company's recognized need for additional capital to address its debt obligations and operational needs. Cone Mills' management advised our investment banker that our plan did not provide enough capital, even though we and our investment banker believed it would have provided as much cash as the proposed WLR plan.

In addition, in March and April of this year we offered to arrange for management to meet with Pegasus Capital Advisors, who had expressed an interest in providing capital to the Company, other than through a shareholders' rights offering. Management, without explanation, refused to meet with Pegasus and Cone Mills refused to release Pegasus Capital from the terms of a previously executed confidentiality agreement between Cone Mills and Pegasus so that Pegasus could discuss financing options with our investment banker.

Cone Mills also claims that it has not been able to locate financing for expansion of Parras Cone, Cone Mills' joint venture in Mexico, despite the fact that Parras Cone has continued to operate profitably and by early 2004 will have repaid all $75 million of its initial debt financing. That Parras Cone is almost debt free and is profitable, but has not been able to obtain expansion financing, is incomprehensible to us. We also believe that Cone Mills' statement in July 2003 that Parras Cone will use its own internally generated funds to finance its expansion in 2004 if other financing is not obtained is questionable in light of Cone Mills' announcement in its Form 10-Q filed on August 13, 2003 that it is possible that the Company will be out of compliance with its loan covenants beginning in September 2003 if the terms of its credit facility are not amended.

Finally, in November 2001, Cone Mills granted Equity Appreciation Rights to certain of its lenders as part of the extension of its senior lending agreements. During the second quarter of this year, Cone Mills was forced to settle the Equity Appreciation Rights and pay $2.1 million in cash, issue $1.8 million in senior notes and issue approximately 169,000 shares of Cone Mills' common stock to the lenders. At the same time, Cone Mills also agreed to extend its senior lending agreements to March 2004 at rates as high as 14.2% for $22 million and 12% for $25 million of the financing, even though interest rates have been near forty-year historical lows. We believe that if the Cone Mills' Board and management had been able to accomplish any of the actions we recommended to strengthen the balance sheet, the Company would not have been required to accept such onerous financing terms.

        In May of this year, the Board decided to postpone Cone Mills' annual shareholders' meeting for over four months, ignoring the mandate in Section 3-2 of Cone Mills' bylaws to hold an annual meeting by the end of May each year. The Board chose to delay the meeting despite recent emphasis by the market on corporate governance and director accountability and NYSE guidance that annual meetings should be held within a reasonable time after financial results are available.

In short, our Committee has been repeatedly rebuffed in our attempts to assist the Company. It is our belief that the decline in the price of Cone Mills' stock from a high of $7.62 in 2000 to a low in the last month of $1.10, an approximately 85% decline in value, is largely the result of the Board's and management's decisions and their refusal to consider the alternatives and assistance that our Committee has offered on each of these issues.

This election is a chance for you to preserve your investment by electing nominees who will focus on the long-term interests of the Company and take action to address the challenges Cone Mills is facing. YOUR VOTE IS IMPORTANT. We urge you to vote FOR our Committee's nominees. Please sign, date and return the GREEN proxy card today.

Thank you for your support,

Marc H. Kozberg on Behalf of
The Cone Mills Shareholders' Committee

PROXY SOLICITATION IN OPPOSITION
TO THE BOARD OF DIRECTORS OF
CONE MILLS CORPORATION

SOLICITATION STATEMENT OF
CONE MILLS SHAREHOLDERS' COMMITTEE

        This proxy statement and the accompanying GREEN proxy card are being furnished to you as a holder of common stock of Cone Mills Corporation ("Cone Mills") in connection with Cone Mills' 2003 annual meeting of shareholders which is to be held at Cone Mills corporate offices, 804 Green Valley Road, Greensboro, North Carolina, on September 25, 2003, at 10:00 a.m. Cone Mills has set July 24, 2003 as the record date for shareholders entitled to notice of and to vote at the annual meeting. The Cone Mills Shareholders' Committee (the "Committee"), a group of shareholders led by Marc H. Kozberg, is soliciting your proxy for the election of three directors who it will nominate as candidates for directors at the meeting. This proxy statement and the form of proxy are being sent to Cone Mills' shareholders on or about August     , 2003.

        The Committee members beneficially own a total of 2,459,260 shares of Cone Mills common stock and options to purchase 2,000 shares of Cone Mills' common stock, representing approximately 9.5% of Cone Mills' outstanding common stock. The Committee consists of the following ten shareholders of Cone Mills: Marc H. Kozberg, the Temple Company, L.L.P., Charmel Limited Partnership, Charmel Enterprises, Inc., Richard FitzGerald, Charles Barry, Melanie Barry, Robert C. Klas, Sr., Oak Ridge Capital Group, Inc., and Jess M. Ravich. One member of our Committee, Marc H. Kozberg, has been a member of the Cone Mills' Board of Directors since 1999.

        Cone Mills executive office's mailing address is P.O. Box 26540, Greensboro, North Carolina 27415-6540. The Committee's mailing address is 701 Xenia Avenue South Suite 130, Golden Valley, MN 55416.

        We urge you to vote FOR the Committee's nominees for election as directors by signing and dating the GREEN proxy card and returning it in the enclosed envelope today.

THE NEED FOR NEW DIRECTORS

        On December 28, 1998, we filed a Schedule 13D stating that the members of our Committee as then constituted had acquired approximately 5.3% of Cone Mills' common stock. Members of the Committee constituting the group now own approximately 9.5% of Cone Mills' common stock. We believed then, and continue to believe, that Cone Mills has a great future and that its stock was and continues to be significantly undervalued. We, however, have become increasingly frustrated by the Board's lack of leadership and the significant decline in Cone Mills' common stock price. To that end, in November 2002, we asked the Cone Mills' Board to consider nominating our candidates for election to the Board at the 2003 Annual Meeting. We were subsequently informed that the Cone Mills' nominating committee would not consider our nominees until February 2003. In response to this information, in December 2002, we formally requested that Cone Mills' nominating committee provide us with a decision regarding our nominees by mid-January 2003 so that we could prepare for a proxy contest if necessary. We received no response to this request, but in February 2003, Cone Mills' nominating committee considered and rejected our nominees in favor of nominating incumbent directors.

        This is not the only time that the Cone Mills' Board and management have failed to respond to our offers of assistance. In fact, over the last several years the Cone Mills' Board and management have repeatedly ignored or rebuffed our assistance in responding to challenging issues facing the Company. At the same time, management and the Board have failed to present or implement any alternatives to address these issues.

        For example, in late 2002 and the summer of 2003, we presented Cone Mills' management with three potential buyers for its under-performing Cone Jacquards division, which Cone Mills has been advised to divest as part of its turnaround strategy. Specifically, in late 2002, we introduced VirtualFund.com to the Company's management as a potential buyer for Cone Jacquards. Representatives of VirtualFund met with Cone Mills' management, visited Cone Jacquards' facilities, acquired operations and business data from Cone Mills and conducted initial discussions with Cone Mills' management regarding terms. It is our understanding that these preliminary discussions terminated when management was unwilling to discuss selling the division on financial terms that approximated the division's value.

        In addition, in the spring and summer of this year, we provided background information on Cone Jacquards to Kinderhook Capital and Red Diamond Capital and introduced their representatives to Cone Mill's management. Kinderhook and Red Diamond are middle-market private equity funds that seek investments in established manufacturing, distribution and services businesses. Both Kinderhook and Red Diamond expressed interest in investigating purchasing the division from Cone Mills. At our urging, each of Kinderhook Capital and Red Diamond Capital contacted management of Cone Mills, but were informed that Cone Mills was not interested in selling the division. Meanwhile, both the Cone Jacquards and Cone Finishing divisions continue to suffer operating losses and hamper the financial performance of Cone Mills. We believe that management's delay in disposing of its non-core businesses has weakened its balance sheet and will significantly decrease the price that Cone Mills will receive for these businesses.

        For over two years, Cone Mills has been attempting to recapitalize the Company. In fact, Cone Mills' management rejected the shareholders' rights recapitalization plan that our Committee proposed in April of this year, even though we believe that our plan was more favorable to Cone Mills' shareholders than the plan involving the WLR Recovery Fund II, L.P., a fund managed by WL Ross & Company, that the Company announced in January of this year but subsequently abandoned. Unlike the WLR proposal, under our plan the right to purchase Cone Mills' stock at $1.00 per share would have been fully transferable so that shareholders not wishing to participate could have sold their rights to others who wished to participate. Therefore, our plan would have given shareholders an alternative and would have avoided costly dilution that may have resulted from the standby purchase in the WLR plan. Management of Cone Mills, however, rejected our plan despite the fact that no alternative plan is currently proposed. Cone Mills' management advised our investment banker that our plan did not provide enough capital, even though we and our investment banker believed it would have provided as much cash as the proposed WLR plan.

        In addition, in March and April of this year we offered to arrange for management to meet with Pegasus Capital Advisors, who had expressed an interest in providing capital to the Company, other than through a shareholders' rights offering. Management, without explanation, refused to meet with Pegasus and Cone Mills refused to release Pegasus Capital from the terms of a previously executed confidentiality agreement between Cone Mills and Pegasus so that Pegasus could discuss financing options with our investment banker.

        Cone Mills' current Board and management claim that they have not been able to locate financing for expansion of Parras Cone, Cone Mills' joint venture in Mexico, despite the fact that Parras Cone has continued to operate profitably and by early 2004 will have repaid all $75 million of its initial debt financing. We find it difficult to believe that financing for a profitable business such as Parras Cone is unavailable. We also believe that Cone Mills' statement in July 2003 that Parras Cone will use its own internally generated funds to finance its expansion in 2004 if other financing is not obtained is questionable in light of Cone Mills' more recent announcement in its Form 10-Q filed on August 13, 2003 that it is possible that the Company will be out of compliance with its loan covenants beginning in September 2003 if the terms of its credit facility are not amended.

        In November 2001, Cone Mills granted Equity Appreciation Rights to certain of its lenders as part of the extension of its senior lending agreements. During the second quarter of this year, Cone Mills settled these Equity Appreciation Rights by paying $2.1 million in cash, issuing $1.8 million in senior notes and issuing approximately 169,000 shares of Cone Mills' common stock. It is our opinion that the failure of Cone Mills' management and Board to take steps to strengthen its balance sheet, such as disposing of its under-performing businesses or completing a recapitalization, resulted in the acceptance of these onerous and expensive terms to obtain an extension on its senior lending agreements. Currently, the Company's $22 million senior note bears interest at 14.2% annually and its $25 million senior note under its credit agreement bears interest at 12% annually even though interest rates have been at forty-year historical lows.

        In May of this year, the Board decided to postpone Cone Mills' annual shareholders' meeting for over four months, ignoring the mandate in Section 3-2 of Cone Mills' bylaws to hold an annual meeting by the end of May each year. The Board chose to delay the meeting despite recent emphasis by the market on corporate governance and director accountability and NYSE guidance that annual meetings should be held within a reasonable time after financial results are available.

        Finally, the price of Cone Mills stock has declined from a high of $7.62 in 2000 to a low in the last month of $1.10, an approximately 85% decline in value. No equity analysts currently follow the Company and there is little institutional investment in the Company. We believe that management and the current Board have not to this point in time been held accountable by anyone for their decisions and the decline in stock value. Now is your opportunity to change that.

        If all three of our nominees are elected, members of the Committee and its nominees will hold four of the seven independent director seats and four of the ten current seats on the Cone Mills' Board of Directors. With these new members, we expect that the Board will be able to focus management's attention on further enhancing the profitability of the company and reducing the company's debt, which should result in increased shareholder's equity and an increased stock price for the current shareholders. As a majority of the independent directors, we expect to have significant influence on the Board, particularly on those matters requiring approval by the majority of independent directors. By electing our nominees you as the shareholders of Cone Mills will have sent a strong message to the other directors that you are seeking a more responsive Board.

        Furthermore, as described below under "Election of Directors," we believe our nominees have much to offer to the Company in terms of business acumen, experience, and contacts, and we believe they are well equipped for dealing with the important strategic decisions Cone Mills will face over the next several years. Our nominees are distinguished and experienced business professionals, as well as shareholders of Cone Mills. They include a successful Minneapolis businessman who is the largest individual shareholder of Cone Mills, an officer of an investment firm who was hired as a consultant by Cone Mills to develop its successful turnaround plan, and an investment banker with extensive knowledge in high yield corporate debt.

        This election is your opportunity to have your voice heard and to make a substantive and immediate impact on the future direction of Cone Mills and, in turn, the value of your investment in the company. At the annual meeting, we will nominate the three individuals named under the caption "Election of Directors" in this proxy statement. Our nominees for directors are experienced individuals who will act in the best interests of Cone Mills' shareholders.

ELECTION OF DIRECTORS

        Cone Mills' shareholders are being asked to elect three directors at the annual meeting. According to Cone Mills' preliminary proxy materials, Cone Mills has 25,941,475 shares of common stock outstanding as of July 24, 2003. Each share is entitled to one vote, and a majority of the shares of common stock outstanding, or 12,970,738 shares, is required to constitute a quorum. Provided that there is a quorum, the persons nominated below will be elected if they receive a plurality of the votes cast for their class of directorship. Although abstentions and broker nonvotes (matters subject to vote on validly submitted proxies for which no vote is indicated) are counted for purposes of determining whether a quorum is present, they are not treated as votes cast on any matter as to which no voting instruction is indicated.

        It is the intention of the persons named on the enclosed GREEN proxy card to nominate and vote for the election of the persons listed below. The Committee knows of no reason why any of these nominees will be unable to serve, but in the event of any such inability, the proxies received will be voted for such substituted nominees as the Committee may recommend.

        The Committee will nominate the following individuals as Class II directors of Cone Mills for a term expiring in 2006:

Charles L. Barry
Randall G. Kominsky
Jess M. Ravich

        Set forth below is information concerning the Committee's nominees, including their age and principal occupation.

        Charles L. Barry, 62, has been the president, chief executive officer and chairman of the board of Twin Cities Fan Companies, Ltd., which includes as its subsidiaries Twin City Fan & Blower Company, TCF Axial Division, Aerovent, Clarage, TC Ventco and Twin City Holland Industries, since 1975. Mr. Barry began his career in the blower business in 1956 and worked in various positions, including draftsman, fan designer, plant supervisor, and general manager. From 1969 to 1973, he was the president of Barry Blower. From July 1973 through December 1974, he was employed by United Van Bus Delivery Company. Mr. Barry also served as president, director and chairman of the board for Air Moving and Control Association International from 1991 to 2001 and was a member of the board of directors for Grace Lee Products from 1993 to 1998. Mr. Barry attended the University of Minnesota School of Engineering.

        Randall G. Kominsky, 48, has been the president of Alliance for Financial Growth, Inc., a firm providing financial and operational consulting services, since 1995. In 2001, Cone Mills retained Mr. Kominsky and his firm to assist management in developing its successful reinvention plan. He also served as the Chief Investment Officer for CRP Holding LLC, the private investment firm of Carl R. Pohlad, during 2002. Mr. Kominsky was a partner at Coopers & Lybrand LLC and served as the National Partner-In-Charge of the Bankruptcy Consulting Practice from 1993 to 1995. From 1980 to 1993, he was the Assistant General Counsel at Ryder Systems, Inc., a $5 billion specialized transportation firm. Mr. Kominsky was a member of the Board of Directors, and Chairman of the Audit Committee of Trism, Inc., a $275 million company from January 2000 to February 2001. From 1991 to 1993, he was also the Co-Chairman of the Unsecured Creditors' Committee in the Continental Airlines' successful Chapter 11 proceedings. Mr. Kominsky has also been a chairman or member of the Chapter 11 Creditors' Committees for many New York Stock Exchange companies. Mr. Kominsky received his B.B.A. in finance (magna cum laude) and his J.D. from Temple University, where he was an editor of the Law Review.

        In March 2001, Cone Mills hired Alliance for Financial Growth, Inc., Mr. Kominsky's financial and consulting service firm, to provide assistance in implementing a turnaround plan for the Company. The agreement provided for weekly fees of $13,000 per week for the full-time services of Mr. Kominsky. In addition, Cone Mills agreed to pay Alliance a success fee of $50,000 on announcement of the restructuring plan to management and the Board of Directors and an additional success fee based on the Cone Mills' EBITDA for the year following the engagement of Alliance. Pursuant to the terms of the agreement, Cone Mills paid Mr. Kominsky approximately $305,000, consisting of five weeks of weekly fees, a success fee of $50,000 related to announcement of the restructuring plan to management and the Board and an additional success fee of $190,000 based on Cone Mills' EBITDA for the year following Alliance's engagement. Mr. Kominsky, as president of Alliance, was primarily responsible for developing and assisting management in implementation of the restructuring plan. The agreement was terminated on May 31, 2001. On June 1, 2001, Cone Mills hired Alliance to meet with Cone Mills' lenders to discuss the restructuring plan. Alliance billed Cone Mills' on an hourly basis for these meetings and received approximately $16,000 under the agreement. This agreement was terminated on June 21, 2001.

        Jess M. Ravich, 46, is the President, Chief Executive Officer and indirect controlling shareholder of Libra Securities, LLC. Libra Securities is an NASD-registered securities broker-dealer and investment banking firm focusing on the sales, trading and placement of fixed income securities. From 1991 to 2001, Mr. Ravich was the Chief Executive Officer of Libra Investments, Inc. and its successor, U.S. Bancorp Libra, which were investment banking firms with similar operations as Libra Securities. Prior thereto, he was an Executive Vice President in the fixed income department of Jeffries & Company and a Senior Vice President at Drexel Burnham Lambert. Mr. Ravich serves on the Board of Directors of Cherokee, Inc., a marketer and licensor of retail brand products. In addition to his professional responsibilities, Mr. Ravich is also on the Board of Trustees of the Wharton School at the University of Pennsylvania and the Archer School for Girls. Mr. Ravich received his B.S. and M.S. from the Wharton School at the University of Pennsylvania and his J.D. from the Harvard Law School.

        MK Acquisition, Inc., a corporation formed on behalf of the Committee, has engaged the investment banking firm of Libra Securities, LLC, of which Mr. Ravich is the President and Chief Executive Officer, to assist in considering alternative financing strategies related to Cone Mills. Specifically, MK Acquisition has engaged Libra Securities to act as a financial advisor to MK Acquisition regarding the terms and financial structure of any acquisition of the equity or assets of Cone Mills, as the exclusive broker for the purchase by MK Acquisition and its affiliates of Cone Mills' debt securities on the secondary market, and as MK Acquisition's agent for the financing of any acquisition through bank debt or the sale or issuance of debt or equity securities. Pursuant to the engagement, Libra Securities is entitled to reimbursement of expenses not to exceed $50,000 without the prior written approval of MK Acquisition and also to be paid an advisory fee calculated as a percentage of the acquisition price and the gross proceeds of any financing, depending upon the type of financing secured. In addition, OakRidge Financial Services Group is entitled to receive a portion of the fees paid to Libra Securities as a finder's fee. MK Acquisition also has agreed to indemnify Libra Securities with respect to certain liabilities it may incur in connection with the engagement. After September 30, 2003, the engagement may be terminated by either party on 10 days written notice. Mr. Ravich is the senior Libra Securities' employee performing services under the engagement.

        The Committee has entered into agreements with its nominees for director pursuant to which the nominees agreed to be the Committee's nominees, and the Committee agreed to indemnify them against liability which they may incur relating to their nomination or election. If the nominees are elected the indemnification provisions applicable to directors under Cone Mills' articles of incorporation, bylaws and North Carolina law will replace the Committee's indemnity.

        As members of the Committee, Messrs. Barry and Ravich have entered into a Sharing and Consent Agreement. The terms of the Sharing and Consent Agreement are described under the heading "Beneficial Ownership of Securities by the Cone Mills' Shareholders Committee and its Nominees" of this Proxy Statement.

SELECTION OF AUDITORS

        Cone Mills has placed a proposal on the agenda for the Annual Meeting to ratify McGladrey & Pullen, LLP as auditors for Cone Mills' records for the fiscal year 2003. For further information about this proposal, you should see the description under "Proposal 2—Selection of Auditors" in the Company's proxy statement. The Committee is not making any particular recommendations with regard to this proposal. It is the intention of the persons named on the enclosed GREEN proxy card to abstain with regard to the vote on this proposal.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Mr. Barry has filed on a timely basis the reports required by Section 16(a) of the Exchange Act during 2002 and prior years. Messrs. Kominsky and Ravich were not required to file any reports under Section 16(a) of the Exchange Act during 2002 and prior years.

        Contrary to the statements in Cone Mills' proxy statement, we believe that Mr. Kozberg has made all filings required by Section 16(a) of the Exchange Act during 2002 and prior years.

BENEFICIAL OWNERSHIP OF SECURITIES BY
THE CONE MILLS SHAREHOLDERS' COMMITTEE AND ITS NOMINEES

        Information with respect to the aggregate number, and percentage, of all outstanding common stock of Cone Mills owned of record or beneficially, directly or indirectly, as of August 18, 2003 by the Committee and its nominees for election as directors is set forth below:

Nominee's Name and Address	Principal Occupation and Business	Number of Shares of Common Stock	Percentage of Outstanding Shares
Charles Barry(1)(2)(3)(6) Twin Cities Fan Companies, Ltd. 5959 Trenton Lane Plymouth, MN 55442	Business Owner (Fan and Blower Manufacturing)	1,444,360	5.6%
Randall G. Kominsky Alliance For Financial Growth, Inc. 200 S. Pine Island Road, Suite 204 Fort Lauderdale, FL 33324	Consultant	12,000	*
Jess M. Ravich(5)(6) Libra Securities, LLC 11766 Wilshire Blvd, Suite 870 Los Angeles, CA 90023	Investment Banker	214,400	*

All nominees as a group		1,670,760	5.6%

Committee Member's Name and Address	Principal Occupation and Business	Number of Shares of Common Stock	Percentage of Outstanding Shares
Marc H. Kozberg(4) Oak Ridge Capital Group, Inc. 701 Xenia Avenue South, Suite 130 Golden Valley, MN 55416	Chief Executive Officer Oak Ridge Capital Group, Inc. (Financial Services)	252,500	1.0%
The Temple Company, L.L.P. 5959 Trenton Lane Plymouth, MN 55442	Investment Entity	242,160	*
Charmel Limited Partnership 5959 Trenton Lane Plymouth, MN 55442	Investment Entity	977,200	3.8%
Charmel Enterprises, Inc.(2) 5959 Trenton Lane Plymouth, MN 55442	Investment Entity	977,200	3.8%
Richard FitzGerald(1) Twin Cities Fan Companies, Ltd. 5959 Trenton Lane Plymouth, MN 55442	Attorney (Fan and Blower Manufacturing)	242,160	*

Charles Barry(1)(2)(3) Twin Cities Fan Companies, Ltd. 5959 Trenton Lane Plymouth, MN 55442	Business Owner (Fan and Blower Manufacturing)	1,444,360	5.6%
Melanie Barry(2) Twin Cities Fan Companies, Ltd. 5959 Trenton Lane Plymouth, MN 55442	Business Owner (Fan and Blower Manufacturing)	977,200	3.8%
Robert C. Klas, Sr. The Tapemark Company 150 Marie Avenue E. West St. Paul, MN 55118	Business Owner (Contract Manufacturing of Printing and Packaging Materials)	550,000	2.1%
Oak Ridge Capital Group, Inc. 701 Xenia Avenue South, Suite 130 Golden Valley, MN 55416	Holding Company (Financial Services)	50,500	*
Jess M. Ravich(5) Libra Securities, LLC 11766 Wilshire Blvd, Suite 870 Los Angeles, CA 90023	Investment Banking Executive	214,400	*

All Committee members as a group		2,461,260	9.5%

*
Percentage of shares beneficially owned does not exceed 1% of the total outstanding shares.

(1)
Includes 242,160 shares of common stock owned of record by The Temple Company, L.L.P. of which Messrs. FitzGerald and Barry are the partners.

(2)
Includes 977,200 shares of common stock owned of record by Charmel Limited Partnership of which Charmel Enterprises, Inc. is the general partner, owning 1% of its partnership interests, and Charles and Melanie Barry are the limited partners, each owning 49.5% of its partnership interests.

(3)
Includes 225,000 shares of common stock owned of record by Wells Fargo Bank, as Trustee of the Twin Cities Fan & Blower Co. Profit Sharing Plan FBO Charles Barry.

(4)
Includes 2,000 shares of common stock purchasable under currently exercisable options and 50,500 shares owned of record by Oak Ridge Capital Group, Inc., of which Mr. Kozberg is the Chief Executive Officer. As compensation for his service on Cone Mills' Board of Directors, Mr. Kozberg received an option to purchase 1,000 shares of common stock at an exercise price of $5.75 per share that expires on May 15, 2007 and an option to purchase 1,000 shares of common stock at an exercise price of $3.77 per share that expires on May 15, 2009.

(5)
Represents 214,400 shares owned of record by the Ravich Revocable Trust of 1989, a revocable trust of which Jess M. Ravich is a trustee.

(6)
Also a member of the Committee as set forth below.

        The amounts of Cone Mills' common stock purchased, acquired, or sold by members of the Committee and its nominees within the past two years and the dates of such transactions are listed on the Schedule A attached to this proxy statement.

        The members of the Committee have entered into a Sharing and Consent Agreement. Under this Agreement, the members of the Committee have agreed to share proportionately (based on the number of shares held by each of them) in all costs and expenses that may arise from their participation in the Committee, including legal fees, SEC filing expenses, expenses that may arise in communicating with Cone Mills or its shareholders, investment banking fees, fees and expenses of proxy solicitors, litigation expenses and indemnification expenses. The Agreement also contains a power of attorney that allows Marc H. Kozberg to take certain actions on behalf of members of the Committee and requires consultation among members of the Committee with respect to certain matters relating to the ownership and voting of Cone Mills' securities.

        Charles Barry, Charmel Limited Partnership, The Temple Company L.L.P., and Robert C. Klas, Sr. have advisory agreements with Oak Ridge Financial Services Group, Inc., an affiliate of Oak Ridge Capital Group, Inc. Under these agreements, certain Committee members have appointed Oak Ridge Financial Services Group as their investment advisor with respect to securities of Cone Mills and agent for the purchase and sale of such securities. These agreements provide that Oak Ridge Financial Services Group will receive an advisory fee equal to 20% of the annual gain in value of any securities subject to the advisory agreement. The agreements do not provide Oak Ridge Financial Services Group with any discretion with respect to the purchase, sale, exchange or conversion of Cone Mills' securities and do not give Oak Ridge Financial Services Group with any voting rights with respect to Cone Mills' securities subject to the advisory agreements. As part of his employment with Oak Ridge Capital Group, Mr. Kozberg receives one-third of any advisory fees received by Oak Ridge Financial Services Group or its affiliates with respect to his customers. No such agreements exist between either of these entities and Messrs. Kozberg and Ravich and there are no such agreements with persons who are not members of the Committee.

        The terms of Randall Kominsky's consulting agreements with Cone Mills are described above under "Election of Directors." The Committee's engagement of Libra Securities, LLC, of which Mr. Ravich is the President and Chief Executive Officer, is also described above under "Election of Directors."

ADDITIONAL INFORMATION

        MK Acquisition, Inc., a corporation formed by and for the benefit of the Committee, has engaged the services of Innisfree M&A Incorporated to assist it in soliciting proxies. Innisfree will be paid a fee of up to $50,000, plus reasonable out-of-pocket expenses. Innisfree will employ a staff of approximately 50 persons in connection with this solicitation. The solicitation will be made by mail as well as by telephone, fax, e-mail, personal interviews and other methods of communication. In addition, members of the Committee and its nominees may also assist in the solicitation.

        The Committee estimates the total costs to be incurred in relation to the proxy solicitation will be approximately $100,000. As of the date hereof, the Committee has incurred $40,000 in costs in relation to the proxy solicitation. These costs will be paid by the Committee. If the Committee's nominees for directors are elected, the Committee will request reimbursement from the Cone Mills' Board. If the Cone Mills' Board does not approve the Committee's request for reimbursement, the Committee does not intend to submit its request for reimbursement to a vote of the Cone Mills' shareholders.

        Your proxy may be revoked by you at any time prior to the time the polls for voting for directors are closed by delivery to an officer of Cone Mills a written notice of termination of the proxy's authority or a duly elected proxy bearing a later date. Accordingly, only your latest dated proxy card will be voted.

        If you shares are held in a brokerage account, you must instruct your broker as to how you want your shares voted. Your broker cannot vote your shares without your instructions.

        You may also receive proxy materials directly from Cone Mills. We encourage you NOT to return the proxy card accompanying the Cone Mills' materials, even as a protest vote.

        This proxy statement is dated August     , 2003.

        If you have questions or need assistance in voting your shares, please call our proxy solicitor, Innisfree M&A Incorporated,

TOLL-FREE at 1-877-456-3507.

Banks and Brokers call collect (212) 750-5833.

PROXY SOLICITED IN OPPOSITION TO THE BOARD OF DIRECTORS OF
CONE MILLS CORPORATION

2003 Annual Meeting of Shareholders—September 25, 2003

THIS PROXY IS SOLICITED ON BEHALF OF
THE CONE MILLS SHAREHOLDERS' COMMITTEE

        The undersigned hereby appoints Marc H. Kozberg and Albert A. Woodward, or either one of them acting in the absence of the other, with full power of substitution or revocation, proxies for the undersigned, to vote at the 2003 Annual Meeting of Shareholders of Cone Mills Corporation, to be held at Cone Mills' Corporate Offices, 804 Green Valley Road, Greensboro, North Carolina, on Thursday, September 25, 2003, at 10:00 a.m. and at any adjournment(s) or postponements(s) thereof, according to the number of votes the undersigned might cast and with all powers the undersigned would possess if personally present. By signing this proxy card on the reverse side, the undersigned authorizes the appointed proxy holders to vote in their discretion on any other business which may properly come before the meeting or any adjournment(s) or postponement(s) thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREON. IF NO DIRECTION IS MADE HEREON, THIS PROXY WILL BE VOTED "FOR" ELECTION OF THE PROPOSED DIRECTORS AND "ABSTAIN" WITH REGARD TO PROPOSAL 2.

1.	ELECTION OF DIRECTORS.
Class II: Charles L. Barry, Randall G. Kominsky, Jess M. Ravich
	FOR ☐	WITHHOLD AUTHORITY FOR ☐
To withhold authority for an individual nominee, strike a line through that nominee's name.
2.	TO RATIFY APPOINTMENT OF McGLADREY & PULLEN, LLP AS INDEPENDENT AUDITORS, AS PROPOSED BY CONE MILLS.
	FOR ☐	AGAINST ☐	ABSTAIN ☐
3.	IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING.
Dated:	, 2003

Signature
Signature
Title(s)
Please sign exactly as name(s) appear hereon. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.
Please sign, date and mail this proxy in the enclosed envelope, which requires no postage if mailed in the United States.

SCHEDULE A

TRANSACTIONS BY THE CONE MILLS SHAREHOLDERS' COMMITTEE MEMBERS AND ITS NOMINEES IN CONE MILLS' COMMON STOCK SINCE AUGUST 18, 2001

Name	Date	Type of Transaction	Number of Shares
Randall G. Kominsky	08/01/03	Buy	2,000
Charmel LP	06/25/03	Buy	5,000
Charmel LP	06/24/03	Buy	44,000
Charmel LP	06/23/03	Buy	50,000
Charmel LP	06/20/03	Buy	10,000
Randall G. Kominsky	05/15/03	Buy	1,000
Robert C. Klas, Sr.	05/02/03	Buy	19,900
Jess M. Ravich(5)	04/30/03	Buy	4,000
Jess M. Ravich(5)	04/28/03	Buy	146,000
Jess M. Ravich(5)	03/07/03	Buy	35,000
Robert C. Klas, Sr.	03/06/03	Buy	300
Jess M. Ravich(5)	03/04/03	Buy	8,100
Jess M. Ravich(5)	03/04/03	Buy	10,000
Robert C. Klas, Sr.	2/27/03	Buy	4,800
Charles L. Barry(1)	2/26/03	Buy	8,200
Charles L. Barry(1)	2/25/03	Buy	59,800
The Temple Company	2/24/03	Buy	16,900
Charles L. Barry(1)	2/24/03	Buy	15,600
The Temple Company	2/20/03	Buy	5,700
The Temple Company	2/19/03	Buy	26,200
Charles L. Barry(1)	2/18/03	Buy	15,900
The Temple Company	2/13/03	Buy	42,700
The Temple Company	2/12/03	Buy	8,500
Randall G. Kominsky	2/12/03	Buy	4,000
Charles L. Barry(1)	2/11/03	Buy	25,500
Jess M. Ravich(5)	2/10/03	Buy	11,300
Randall G. Kominsky	2/06/03	Buy	4,000
Marc H. Kozberg	12/10/02	Buy	29,815
Charles Barry(1)	12/06/02	Buy	75,000
Robert C. Klas, Sr.	12/06/02	Buy	25,000
Randall G. Kominsky	12/03/02	Buy	1,000
Robert C. Klas, Sr.	9/11/02	Buy	3,373
Robert C. Klas, Sr.	9/05/02	Buy	17,500
Marc H. Kozberg	7/30/02	Grant(2)	2,429
Robert C. Klas, Sr.	7/24/02	Buy	5,000
Marc H. Kozberg	5/14/02	Option(3)	1,000
Marc H. Kozberg	5/01/02	Grant(2)	1,889
Marc H. Kozberg	2/05/02	Grant(2)	2,713
Robert C. Klas, Sr.	11/07/01	Buy	1,900
Marc H. Kozberg	11/06/01	Exercise(4)	1,000
Robert C. Klas, Sr.	11/06/01	Buy	20,800
Marc H. Kozberg	11/01/01	Grant(2)	3,560
Charles Barry(1)	9/17/01	Buy	10,000
Charles Barry(1)	9/10/01	Buy	4,500
Charles Barry(1)	9/07/01	Buy	25,500
Charles Barry(1)	9/06/01	Buy	60,000

(1)
Transactions effected by Wells Fargo Bank, as Trustee of the Twin Cities Fan & Blower Co. Profit Sharing Plan FBO Charles Barry.

(2)
Stock grant received as compensation for serving on the Board of Directors.

(3)
Option grant received as compensation for serving on the Board of Directors. The option is currently fully vested at an exercise price of $3.77 per share and expires on May 13, 2009.

(4)
Exercise of stock option granted May 15, 2001 at an exercise price of $1.42 per share.

(5)
Transactions effected by the Ravich Revocable Trust of 1989, a revocable trust of which Jess M. Ravich is a trustee.

QuickLinks

Cone Mills Shareholders' Committee 701 Xenia Avenue South Suite 130 Golden Valley, MN 55416
PROXY SOLICITATION IN OPPOSITION TO THE BOARD OF DIRECTORS OF CONE MILLS CORPORATION SOLICITATION STATEMENT OF CONE MILLS SHAREHOLDERS' COMMITTEE
THE NEED FOR NEW DIRECTORS
ELECTION OF DIRECTORS
SELECTION OF AUDITORS
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
BENEFICIAL OWNERSHIP OF SECURITIES BY THE CONE MILLS SHAREHOLDERS' COMMITTEE AND ITS NOMINEES
ADDITIONAL INFORMATION
PROXY SOLICITED IN OPPOSITION TO THE BOARD OF DIRECTORS OF CONE MILLS CORPORATION 2003 Annual Meeting of Shareholders—September 25, 2003 THIS PROXY IS SOLICITED ON BEHALF OF THE CONE MILLS SHAREHOLDERS' COMMITTEE
SCHEDULE A TRANSACTIONS BY THE CONE MILLS SHAREHOLDERS' COMMITTEE MEMBERS AND ITS NOMINEES IN CONE MILLS' COMMON STOCK SINCE AUGUST 18, 2001